[KCI Letterhead]

October 15, 2008

VIA EDGAR TRANSMISSION AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 7010
Attention:	John Cash
Accounting Branch Chief

RE:	Kinetic Concepts, Inc. Form 10-K for Fiscal Year Ended December 31, 2007 Form 10-Q for the Period Ended June 30, 2008 File No. 1-9913

Ladies and Gentlemen:

Kinetic Concepts, Inc. (the “Company”) has received and reviewed the comments from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter from John Cash, Accounting Branch Chief, dated September 23, 2008, regarding the Commission’s review of the above-referenced Company filings (the “Comment Letter”).  The Company hereby submits its responses to the Staff’s comments contained in the Comment Letter, as set forth below. For the convenience of the Staff, each of the Staff’s comments has been reproduced below and is set forth in italics immediately prior to the Company’s response.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2007

Item 1. Business
Customers, page 10

1.	Please file the agreement with Novation, LLC as an exhibit or supplementally advise why you believe you do not have to file it pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: The Company respectfully advises the Staff that the Company has contracts with several group purchasing organizations, or GPOs, including Novation, LLC (“Novation”) that enable the Company to sell its products to GPO-member healthcare facilities at prices negotiated by the GPOs.  GPOs negotiate pricing arrangements with healthcare product manufacturers and offer the negotiated price to affiliated hospitals and other members.  While having a contract with a GPO can facilitate sales to members of the GPO, an agreement with a GPO does not guarantee any sales volume.  As a GPO, Novation introduces its member healthcare organizations as potential customers to the Company, but sales transactions are consummated directly between the Company and the customer.  In order to purchase products from the Company, each facility will execute a letter of participation to opt-in to the pricing and terms of the GPO Agreement, which in effect creates an individual facility contract to purchase or rent products from the Company.  The Company has hundreds of these contracts with health-care facilities both within and outside of GPO  networks, which are entered into in the ordinary course of business.  The GPO itself does not actually purchase any products from the Company, and none of the individual facilities purchasing products from KCI under the GPO agreement constitutes a major part of our products.  Item 601(b)(10)(ii)(B) of Regulation S-K requires the disclosure of any continuing contract to sell a major part of the Company’s products.  Because the agreement with Novation is merely a template pursuant to which we enter into agreements with individual facilities at agreed pricing, and does not constitute a contract to sell a major part of the Company’s products, the Company believes that it is not required to file the agreement under Item 601(b)(10)(ii)(B) of Regulation S-K.

Critical Accounting Estimates – Goodwill and Intangible Assets, page 59

2.	We note the material balance of goodwill at June 30, 2008, due to the acquisition of LifeCell Corporation in May 2008. In future filings, please disclose the following information.

•
Define and describe the reporting units at which you test goodwill for impairment. Address how you allocated the goodwill resulting from the LifeCell acquisition and any other changes in reporting units or goodwill allocations during the periods presented.

•	Disclose your method of determining the fair value of the reporting units and your basis for using such method or methods.
•
For each methodology utilized, provide a description of the material assumptions used and the sensitivity of those assumptions in determining fair value. For example, for a discounted cash flow analysis such assumptions may include the discount rate used, revenue growth rates, operating profit margin percentages and the terminal rate.

•
To the extent that the carrying value of any of your reporting units indicates an impairment is reasonably possible and would be material to your consolidated financial statements, please specifically address those reporting units, including the amount of goodwill allocated to the reporting unit, the carrying value of the reporting unit and the fair value of the reporting unit.
Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Response: In response to the Staff’s comment, the Company will make the requested disclosure in its future 10-K filing for the fiscal year ended December 31, 2008.  As no events have occurred during 2008 that would lead the Company to believe that an impairment of its goodwill may exist, the Company will perform its goodwill impairment test in the fourth quarter of 2008, which is consistent with prior practice.  The Company’s 10-K disclosure will include:

•
Definitions and descriptions of the reporting units at which the Company tests goodwill for impairment. The Company will disclose how the goodwill resulting from the LifeCell acquisition was allocated and any other changes in reporting units or goodwill allocations during the periods presented.

•	The Company’s method of determining the fair value of the reporting units and the basis for using such method or methods.

•	For each methodology utilized, the Company will provide a description of the material assumptions used and the sensitivity of those assumptions in determining fair value.

•
To the extent that the carrying value of any of the Company’s reporting units indicates an impairment is reasonably possible and would be material to the Company’s consolidated financial statements, the Company will specifically address those reporting units, including the amount of goodwill allocated to the reporting unit, the carrying value of the reporting unit and the fair value of the reporting unit.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2008

Note 2 – Acquisition, page 9

3.	Please disclose in future filings the factors that contributed to a purchase price that resulted in significant goodwill. See paragraph 51(b) of SFAS 141.

Response: In response to the Staff’s comment, the Company will make the requested disclosure in future filings.  The following is a draft of the disclosure that will be contained in the Company’s third quarter Form 10-Q:

“On May 27, 2008, we completed the acquisition of all the outstanding capital stock of LifeCell for an aggregate purchase price of $1.8 billion.  The purchase price consisted of $1.7 billion of cash paid to acquire the outstanding common stock of LifeCell, at a price of $51.00 per share, $83.0 million in fair value of assumed vested stock options, restricted stock awards and restricted stock units, and $20.7 million of acquisition related transaction costs, which primarily consisted of fees incurred for financial advisory and legal services.

The purchase price was arrived at through negotiations between KCI and LifeCell and was based on a number of factors, including but not limited to our ability to leverage our infrastructure together with LifeCell’s products to further diversify our revenue stream and expand LifeCell’s reach into the global marketplace, the ability to expand our presence in the Operating Room and Acute care setting, and the prospects of the combined research and development capabilities of KCI and LifeCell.

LifeCell develops, processes and markets biological soft tissue repair products made from both human (“allograft”) and animal (“xenograft”) tissue.  These products are used by surgeons to restore structure, function and physiology in a variety of reconstructive, orthopedic and urogynecologic surgical procedures.  This acquisition enhances our product platform and provides significant future growth opportunities.”

Company Acknowledgement

The Company hereby acknowledges that:

  •           the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  •           Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •           the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

After you have had the opportunity to review these responses, please do not hesitate to contact the undersigned at (210) 524-9000.  Facsimile transmissions may be sent to the undersigned at (210) 255-6993.

Very truly yours,

By:	/s/ Martin J. Landon
Name:	Martin J. Landon
Title:	Senior Vice President and Chief Financial Officer

cc:	Brett Johnson
Anne McConnell
Dorine Miller
Jennifer Hardy
Securities and Exchange Commission